CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

Investor Fact Sheet
Ticker Symbol:
NASDAQ:CEMI
www.chembio.com

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly-owned subsidiary Chembio Diagnostic Systems, Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- Four Consecutive Years of Profitability and Revenue Growth.
- Strategy is to create core business of public health products to be complemented by OEM and selected out-licensing opportunities.
- Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology.
- Products developed on DPP® platform include oral fluid HIV test approved by FDA in December 2012. Unique multiplex HIV-Syphilis test will be undergoing US FDA regulatory evaluations in 2013. Several other products and collaborations in pipeline.
- Unique opportunity to participate in nascent U.S. market for OTC HIV tests with multiple product offerings.
- Five DPP® products approved and successfully launched in Brazil public health pursuant to supply and license agreement; potential of at least $23MM in revenues; $14MM realized to date.

Selected Financial Information

Stock Information asof 10/31/13

Ticker Symbol	NASDAQ: CEMI
Price 10/31/13	$3.72
52 Week High	$5.80
52 Week Low	$3.00
Outstanding Shares (MM)	9.32
Market Capitalization (MM)	$34.69
Fully Diluted (FD) Shares (MM)	9.99
Management Holding-FD (MM)	1.55
Ave. Daily Vol. (3 Mos)	40,000

Major Beneficial Holders	Beneficial Shares Owned (000s)
Lawrence Siebert	820
Wellington Management Company, LLP as of 12/31/12	671
Norman H. Pessin	450

Balance Sheet Data ($000s)	Sept '13	Dec. '12
Cash	$8,046	$2,952
Accts. Receivable	5,505	4,821
Inventories	3,747	2,488
Other Current Assets	709	747
Total Current Assets	18,007	11,008
Net Fixed Assets	1,823	1,428
Other Assets	4,496	4,899
Total Assets	24,326	17,335
Total Current Liab.	3,935	3,378
Total Other Liab.	-	82
Total Liabilities	3,935	3,460
Stockholders' Equity	20,391	13,875
Total Liabilities & Stockholders' Equity	$24,326	$17,335



Selected Comparative Historical Financial Data

$(000s)	For the Quater Ended Q3'13	Q3'12	For the 9 Months Ended Q3'13	Q3'12	For the Years Ended 2012	2011	2010	2009
Total Revenues	$9,617	$5,007	$21,689	$17,745	$25,611	$19,388	$16,705	$13,834
Cost of sales	5,561	3,278	12,658	10,112	14,821	9,998	8,604	7,974
Gross Profit	4,056	1,729	9,031	7,633	10,790	9,390	8,101	5,860
	42.2%	34.5%	41.6%	43.0%	42.1%	48.4%	48.5%	42.4%
R&D Expense	1,602	1,006	4,148	3,364	4,486	4,878	2,586	2,884
SG&A Expense	1,380	1,208	3,702	3,522	4,852	3,424	2,941	2,659
Operating Income (Loss)	1,074	(485)	1,181	747	1,452	1,088	2,574	317
Other Inc. (Expense)	1	(1)	11	(2)	(1)	(12)	(15)	(8)
Net Income (Loss)	1,075	(486)	1,192	745	1,451	1,076	2,559	309
Inc. Tax (Ben.) Prov.	359	(193)	399	295	509	(5,133)	-	-
Net Income (Loss)	$716	$(293)	$793	$450	$942	$6,209	$2,559	$309
Net Income (Loss) - per Share	$0.08	$(0.04)	$0.09	$0.06	$0.11	$0.73	$0.29	$0.03
Wt. Avg. No. Shares (Millions)	9.235	8.001	8.887	7.974	8.615	8.556	8.865	9.380
Working capital	14,072	7,630	14,072	7,630	$7,630	$6,134	$4,560	$1,494
Total assets	24,326	17,335	24,326	17,335	17,335	15,486	9,086	6,315
Total liabilities	3,935	3,461	3,935	3,461	3,460	2,991	3,277	3,227
Equity	20,391	13,875	20,391	13,875	13,875	12,495	5,809	3,088

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
Vida Strategic Partners
Stephanie C. Diaz
(415) 675-7401
sdiaz@vidasp.com

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com



CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment



Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology
Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results







Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.



Senior Management Team

Lawrence A. Siebert, Chairman & CEO, over 25 years of management and financing experience
Richard J. Larkin, CFO, over 25 years of operational and financial experience
Javan Esfandiari, SVP R&D, over 15 years of experience in development of in-vitro point-of-care products
Sharon Klugewicz, COO, over 20 years experience with Pall Corp.

Independent Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, Inc. (NYSE:CMI)

Dr. Gary Meller - Broad experience in medical and information technology and pharmaceutical product development

Dr. Barbara DeBuono - Former New York Commissioner of Health and Rhode Island Director of Health; other positions in domestic and international medical services

Dr. Peter Kissinger - Has founded and/or led 3 biotechnology and/or biomedical technology companies, including a publicly-traded NASDAQ company